UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: March 8, 2010
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On March 8, 2010, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Advances Underground Development at Butte Highlands". A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

   (d) Exhibits

Exhibit No.	Description
99.1*	Press Release of Timberline Resources Corporation dated March 8, 2010.

   * - Furnished to, not filed with, the Commission pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy

Randal Hardy
Chief Executive Officer, Chief Financial Officer
and Director

Date: March 8, 2010

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated March 8, 2010.

Exhibit 99.1

PRESS RELEASE

Timberline Advances Underground Development at Butte Highlands

March 8, 2010 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR)** ("Timberline") is pleased to announce that the underground ramp at its Butte Highlands Gold Project is steadily moving forward and has been advanced approximately 300 feet from the portal.

Small Mine Development (SMD), the mine development contractor, continues to assemble the required infrastructure at the project and refine the mine engineering. The decline, which measures approximately 16 feet by 16 feet, will be used to access the mineralized area for in-fill and definition drilling, as well as future mining. The drilling is expected to begin by June 2010.

Timberline's application for the hard rock operating permit is also moving ahead with the inclusion of specific mining and environmental mitigation details. Klepfer Mining Services is writing the application, and Timberline management expects that it will be submitted later this month.

Additional photos and videos showing the activities at the Butte Highlands Gold Project have been added and may be viewed on the Timberline web site at www.timberline-resources.com.

Timberline Resources Corporation is a diversified gold company comprised of three complementary business units: an underground mine with upcoming gold production, exploration, and drilling services. Its unique, vertically-integrated business model provides investors exposure to gold production, the "blue sky" potential of exploration, and the "picks and shovels" aspect of the mining industry. Timberline has contract core drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company has formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, LLC, at its Butte Highlands Gold Project where development commenced in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties, including but not limited to the Company's 50/50 joint venture with Highland Mining LLC, the development and production of the Company's Butte Highlands project, and the Company's expected operations. When used herein, the words "anticipate," "believe," "estimate," "upcoming," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-K for the year ended September 30, 2009. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859